Parks! America

3420 Ocean Park Blvd., Suite 3000

Santa Monica, CA 90405

September 30, 2008

Amy Geddes

Securities and Exchange Commission

Washington, D. C. 20549

Dear Mrs. Geddes:

This letter has been prepared in response to your request for Parks! America, Inc. to respond to the staff’s comments in the letter dated May 1, 2008.  For ease of your review, we have included a reference to your original comment and restated your comment before our response.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

GENERAL

Comment #1:

Please note that, due to Sec Release 33-8876 on Smaller Reporting Company Regulatory Relief and Simplification, a small business issuer may continue to file its periodic reports using Regulation S-B and the “SB” forms until its next annual report is filed.  After a small business issuer files that next annual report, subsequent periodic reports must be filed on a form that does not have the “SB” designation.  Please refer to the SEC release or to the Small Entity Compliance Guide.

Response:

We have reviewed the document and recognize that we are a smaller reporting company and have made appropriate corrections. We adopted the provisions of SEC Release 33-8876 starting with our periodic report on Form 10-Q for the period ended March 31, 2008.

COVER

Comment #2:

Please revise to check appropriate boxes and to state your revenues, rather than your profit, where requested.

Response:

We will revise to state the Company’s revenue rather than the profit.

ITEM 1.  DESCRIPTION OF BUSINESS

Corporate History; Disposition of Crossroads Convenience Center, LLC, page 5; and, Noble Roman’s Pizza and Toscano’s Italian Subs Franchises, page 6

Comment #3:

We note that, in addition to your Park operations, you also operate a Noble Roman’s and Tuscano’s Italian Subs franchise in your Wild Animal Safari theme park and a separate staffing business.  Please explain to us why you have not segregated these operations from your theme park operations as a separate segment and provided the disclosures required under SFAS 131.

Response:

The Park does not have a formal restaurant, but rather a snack bar/ concessions area within the structure that houses part of the gift shop, admissions area, and office space. The snack bar/ concessions area includes sandwiches, pizza, ice cream, and soft drinks. Our gross revenues from the snack bar/concessions and gift shop are less than the segment threshold of ten percent for gross receipts as defined in SFAS 131. The Company’s key decision makers do not separately monitor results of operations and cash flows at the snack bar/concession/gift shop unit level.  We maintain and monitor our revenue generated from admission fees, which are greater than 90%.  We will continue to monitor this activity and if the revenues from the snack bar/concessions and gift shop become significant or management determines that such information would be more beneficial to our investors, we will reconsider our disclosure requirements to comply. We would like to advise you that management has provided additional disclosure for revenues from theme park admissions (including concession revenue) and staffing services on the Statement of Operations for all periods presented.  An excerpt from the June 30, 2008 Form 10-Q is as follows:

Sales:

Theme parks	$1,205,901	$1,060,212	$1,588,129	$1,598,140
Staffing agency income	2,113,135	--	4,545,205	--
Total Sales	3,319,036	1,060,212	6,133,334	1,598,140

Park Staffing Services and Animal Paradise Acquisitions, page 7

Comment #4:

Please provide us with the results of your significance tests under Item 310 of Regulation S-B for this acquisition, and tell us how you have complied with the requirements to provide financial statements of Park Staffing Services and Animal Paradise based on such results.  We may have further comments on receipt of your response.

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Response:

In the case of Park Staffing, we conducted significance tests as required by Item 310 of Regulation S-B, the results of which indicated that we were required to provide financial statements of Park Staffing.  We completed the acquisition of Park Staffing on September 30, 2007.  Thus, in accordance with Rule 3-05(b)(4) of Regulation S-X, the financial statements were required to be filed on December 14, 2007.  We have experienced certain delays related to the audit of Park Staffing, however, the audit is underway and we expect to complete the audit and file the financial statements as soon as it is practicable.

As reported in the Company’s Form 8-K as filed with the Commission on March 6, 2008, the Company acquired certain real property and assets located in Strafford, Missouri from Oak Oak, Inc. on March 6, 2008. Our analysis at the time of purchase and today remains the same, we purchased real property and certain assets based on a real estate appraisal with no evidence or expectation that it was operating as an ongoing business. In determining whether or not the real property and assets constituted a business, we considered EITF 98-3.  Under EITF 98-3, a business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.  A business consists of inputs, processes applied to those inputs and resulting outputs that are used to generate revenues.  For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor.

The previous owner of the property, Oak Oak, Inc., was a land developer.  They purchased the real estate in the spring of 2006 and leased it back to an unrelated third party who operated the Animal Paradise Park.  In the fall of 2006, the lease was terminated, and all of the equipment, personal property and animals were sold at auction.  After Oak Oak, Inc. significantly divided out over 4 miles of the drive through portions of the park, Oak Oak, Inc. in 2007 tried to reopen the park on a very limited basis.  While not successful, their intention was to make an active effort in developing this park as a business.  We acquired real property and certain limited assets from Oak Oak, Inc.  The animals, which are the critical component of the drive through safari park, were acquired by us in a subsequent separate transaction from an unrelated third party.  In addition, subsequent to the acquisition of the assets by the Company, we have spent approximately $400,000 for capital improvements on the premises, including but not limited to, replacing certain building roofs, fencing, paving the drive, bringing the park into compliance county, state and federal codes, limited marketing efforts, and acquiring new animals.  Thus, we concluded that, in light of EITF 98-3, the assets which we acquired from Oak Oak, Inc. did contain all of the inputs and processes necessary for it to continue to conduct normal operations and were not a business.

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In accordance with Rule 11-01(d) of Regulation S-X, we also evaluated the acquisition of Animal Paradise in light of the facts and circumstances surrounding the acquisition.  In our evaluation, we considered the numerous factors, some of which also applied to our analysis under EITF 98-3.  First, Oak Oak, Inc. was a land developer.  Although they initially leased the property back to the operators of the Animal Paradise park, they ultimately subdivided the property for the development of residential housing and other commercial activity.

Second, we evaluated whether there was sufficient continuity of the acquired entity's operations (revenue-producing activity) before and after the transaction such that disclosure of prior financial information would be material to an understanding of future operations.  We concluded that what we acquired was a dormant business.

We were seeking a suitable piece of real estate to develop a new park, using the similar model of our Pine Mountain (GA) park.  We were approached by Oak Oak, Inc. regarding a potential sale of the real estate and certain assets.  We had the real estate appraised and, based on the valuation report; we negotiated the purchase of the land and minimal amounts of personal property and improvements.   Due to the lack of proper management and lack of visitors resulting in liquidity issues in 2006, the majority of the assets of the former Animal Paradise park were sold at auction. T herefore, we had to start the process creating a park all over again.

The operations in 2007 were marginal with fewer than 50 exotic animals, most of which were leased, and the remainder were available free of charge or on a loaned basis from other governmental or zoological sanctuaries or parks.  We were approached by Oak Oak, Inc. regarding a potential sale of the real estate and certain assets.  We had the real estate appraised and, based on the valuation report; we negotiated the purchase of the land and minimal amounts of personal property and improvements.  As previously mentioned, subsequent to the acquisition of the assets by the Company, we have spent approximately $400,000 for capital improvements on the premises.  As of today, only one employee remains with the Company that was part of the defunct parks operations prior to our asset purchase.  In addition, all animals are being purchased from independent parties.

Based upon evaluation of the facts and circumstances surrounding the acquisition and the lack of continuity between the acquired entity’s operations following the closing of the transaction, we concluded that the Animal Paradise acquisition did not constitute the acquisition of a business.

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Comment #5:

Please revise your financial statements to include a subsequent-event footnote regarding the transaction to acquire Animal Paradise.

Response:

We have enhanced our disclosure related to the March 5, 2008 asset acquisition of Animal Paradise.  We included the enhanced disclosure in our Form 10 Q for the period ended June 30, 2008.  We recognize that such disclosure was not included as a subsequent event in the Company’s financial statement on Form 10-KSB and would like to propose that this change be made on a prospective filing basis.  A summary of the note disclosure is as follows:

“On March 5, 2008 the Company entered into an Asset Purchase Agreement with Oak Oak Inc. to acquire substantially all the assets of Animal Paradise, LLC (now renamed Wild Animal, Inc.)”

Wild Animal, Inc., located in Strafford, Missouri near Springfield, is becoming a ride-through wild animal park similar to the previously acquired Wild Animal Safari theme park.

The acquisition was completed on March 5, 2008.  Assets acquired by the Company pursuant to the Agreement include: Only certain fixed assets, land, land improvements, buildings and structures, equipment, fixtures, and inventory located at Animal Paradise’s park in Strafford, Missouri. All of the animals were acquired subsequent to the purchase.  Proforma results of operations have not been presented for the period of the transaction as such results are not readily available.

The consideration for the assets acquired by the Company was an aggregate of $2,640,000, consisting of $300,000 cash, accounts payable for the leased animals of $90,000, a promissory note in the principal amount of $1,750,000, and a line of credit of $500,000.  The notes are being amortized as per the terms.

The purchase price was preliminary allocated as follows:

Cash	$256,286
Prepaid deposit and insurance	22,274
Inventory	10,000
Depreciable assets	1,396,701
Land	720,000
Acquisition costs	15,083
Finance costs	6,200
Inter-company receivables	213,456
Total assets acquired	2,640,000
Accounts Payable, animals	(90,000)
Line of credit-CB&T	(500,000)
Note payable-Oak Oak, Inc	(1,750,000)
Total liabilities assumed	(2,340,000)
Net assets acquired	$300,000

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ITEM 6. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Results of Operations, page 14

Comment #6:

Please revise to discuss and quantify the impact of staffing revenues and costs, convenience store revenues and cost, and changes in park revenues. Please also explain how increases in park admissions increased cost of revenues and how park margins improved.  Please also disclose why depreciation decreased and discuss changes in other income and interest expense.

Response:

The discussion has been expanded in the Form 10 Q report for the period ended June 30, 2008.  Depreciation expense decreased because of the disposition of the convenience store in 2006 since that store contained assets with shorter estimated lives.  The depreciation for 2006 for the convenience store was approximately $97,497 and similar in previous years.

Liquidity and Capital Resources, page 15

Comment #7:

Please revise your second paragraph to expand the discussion surrounding the uses of cash.  Specifically, your acquisition of the assets of tempServ, per your financial statement disclosure, indicates a use of cash of $522,683, leaving approximately 33% of the cash reduction over prior year, or $258,248, unexplained.

Response:

This has been expanded and corrected in subsequent filings.

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AUDITED FINANCIAL STATEMENT

Consolidated Balance Sheets, page F-3

Comment #8:

Please tell us what your trade accounts receivable relate to and the amount, if any, of allowance for doubtful accounts at December 31, 2007.

Response:

The Company’s trade accounts receivable arises from trade debtors from our Park Staffing business.  We reviewed our trade receivables at December 31, 2007 and concluded that no material allowance for doubtful accounts was needed due to a good collections history.  We have enhanced our disclosures starting with the Form 10 Q for the period ended June 30, 2008.  A summary is as follows:

 “Allowance for doubtful accounts:  We provide a reserve against our receivables for estimated losses that may result from our customers’ inability to pay related to our staffing business.  We determine the amount of the reserve by analyzing known uncollectible accounts, economic conditions and historical losses and our customers’ creditworthiness.  The likelihood of a material loss from this area is minimal due to our limited exposure to credit risk.  No allowance for doubtful accounts has been set up at this time based on our best estimate and good collection history.”

Statements of Cash Flows, page F-6

Comment #9:

Your 2006 cash from investing activities includes a $300,000 outflow of cash labeled changes in notes receivable.  It appears that this relates to the $300,000 note issued by the buyer of the Crossroads Convenience Center (CCC) as disclosed in note 6 to your financial statements.  Given that the receipt of the note in 2006 is a non-cash transaction, please explain to us why the transaction is included as a cash outflow in 2006 or revise your statement of cash flows accordingly.

 Response:

We agree that this amount is a non-cash transaction and should not be presented as a cash outflow in investing activities.  Such disclosure will be presented with supplemental disclosure requirements for non-cash investing and financing activities. The Statement of Cash Flows will be revised to reflect this change in future filings.

Comment #10:

Your 2007 cash from investing activities includes a $1,062,500 outflow of cash labeled increase in intangible assets.  It appears this amount relates to the balance of goodwill and intangibles recognized in the acquisition of Park Staffing Services as disclosed on page F-12.  Please explain to us your basis for presenting the fair value of goodwill and intangibles acquired as the cash outflow rather than the actual cash expended on the acquisition, which you disclose as being $522,683 on page F-12 and $600,000 on page 7, or revise your statement of cash flows accordingly.

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Response:

We agree that this amount is a non-cash transaction and should not be presented as a cash outflow in investing activities.  The Statement of Cash Flows will be revised to reflect this change in future filings.  Such disclosure will be presented with supplemental disclosure requirements for non-cash investing and financing activities. We will also revise the cash balance inconsistencies in future filings.

Comment #11:

From your statement of operations, we note that you recognized $1,939,484 of gains from the sale of assets in 2006.  It appears your cash from operating activities for 2006 should include a deduction for gains from asset sales.  Please revise or advise as appropriate.  In addition, please tell us what the $1,939,484 gain relates to and how the gain was calculated, including how the gain relates to the $964,284 of cash received from the sale of land, building, and equipment as disclosed in the investing activities section of your statement of cash flows.

Response:

The net proceeds from the sale of the convenience store resulted in a gain of $1,939,484.  The cash on hand at the beginning and at the end are correct, but this item and item 9 are part of the same transaction. The Statement of Cash Flows will be revised to reflect this change in future filings.  We will also revise the cash flow inconsistencies in future filings.

A summary of the gain computation is as follows:

Cash Received	$2,700,000
Note receivable	300,000
Total consideration received	3,000,000
Less inventory sold	(110,141)
Net fixed assets sold	2,889,859
Less: closing costs	(35,300)
Less: Net book value of assets sold	(915,075)
Gain on sale of assets	$1,939,484

The net proceeds after retirement of the debt and closing costs was $1,828,216.

Note 2 – Significant Accounting Policies

Revenue Recognition, page F-7

Comment #12:

You state that Park Staffing recognizes income as earned.  Please revise to disclose when revenue is earned.  You state that theme park revenue is recognized upon receipt of cash from admission fees.  Please tell us whether any of your ticket sales are made in advance and, if so, how these advance sales are accounted for.

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Response:

The Company accounts for its revenue under the accrual method of accounting.  We have enhanced the revenue recognition policy to incorporate your suggested changes in our Form 10 Q for the period ended June 30, 2008, which is summarized below.  The ticket sale of seasonal passes are negligible and is estimated to be less than $10,000 on at any balance sheet date (including the expected peak period as of June 30).

“Revenue Recognition:  The major source of income is received in the form of services provided from staffing services and theme park cash admissions. Park Staffing service revenue is recognized as services are performed on an hourly or weekly basis, prices are fixed or determinable based on customer requisitions and collectibility is reasonably assured.  Theme park revenues from admission fees are recognized upon receipt of the cash at the time of our customers’ visit to the parks.  No theme park ticket sales are made in advance.  Short term seasonal passes are sold primarily during the summer seasons and are negligible to our results of operations.”

Goodwill, page F-9

Comment #13.

You state that goodwill is recorded at purchase price.  Please revise your policy to state that goodwill is initially recorded at fair value.  Please also revise your policy to include other identifiable intangibles.  Please refer to paragraph 9 of SFAS 142 for guidance.

Response:

We have revised our policy in the June 30, 2008 Form 10 Q to state the following:

“Goodwill:  Goodwill is initially recorded as the excess of the purchase price over the fair value of the net assets acquired.  Goodwill is not amortized.  We are required to evaluate goodwill for impairment on at least an annual basis, or sooner if required to do so. We performed the analysis, as of December 31, 2007, and determined that our remaining goodwill was not impaired.  During the six months ended June 30, 2008, management did not identify any reasons for the need to reassess any potential impairment. See note 6.”

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Note 3 – Mortgage Payable – Theme Park, page F-9

Comment #14:

We note from your disclosure here that the principal balance on your theme park mortgage is approximately $2.2 million, but your total long term debt inclusive of the current portion approximates $2.9 million per the face of your financial statements.  Please revise your footnote disclosure to state the outstanding balance of each debt obligation so that investors can reconcile your footnote disclosure to the balance sheet amounts.  Please also revise to disclose the terms of your line of credit and where you classify its outstanding balance on you balance sheet.

Response:

Footnote disclosure has been revised in the Form 10 Q for the period ended June 30, 2008 to address the total debt, current portion, and terms so that reconciliation and classification is clear.

“The Commercial Bank and Trust loan will be repaid in monthly installments based on a twenty year amortization schedule.  The interest rate on the loan is 7.75% for the first five years.  The interest rate will be renegotiated at the end of the initial five years of the payment term on November 17, 2010, but as part of the refinancing the bank has agreed to extend the payment term for an additional fifteen years after November 17, 2010, subject to no default.  The loan is secured by a first priority security agreement and a first priority security deed on the Wild Animal Safari theme park assets.  The current loan requires a monthly payment of $19,250.

In addition, on November 17, 2005, Wild Animal Safari, Inc. (subsidiary) obtained a line of credit loan from Commercial Bank & Trust Company of Troup County for working capital purposes in the principal amount of $200,000.  This line of credit loan is renewable annually, subject to the satisfactory performance by Wild Animal Safari theme park assets.  The outstanding balance on this line of credit was paid off in the second quarter of 2008.”

Comment #15:

Please revise your disclosure here and in Liquidity and Capital Resources to indicate how much is available under your $200,000 line of credit.

Response:

The Company has expanded the disclosure in the Liquidity and Capital Resources section and also within Note 3 of the financial statements, included in the Company’s Form 10 Q for the period ended June 30, 2008.  A summary is as follows:

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In addition, on November 17, 2005, Wild Animal Safari, Inc. (subsidiary) obtained a line of credit loan from Commercial Bank & Trust Company of Troup County for working capital purposes in the principal amount of $200,000. This line of credit loan is renewable annually, subject to the satisfactory performance by Wild Animal Safari theme park assets. The outstanding balance on this line of credit was paid off in the second quarter of 2008.

Comment #16:

Your table of scheduled maturities of long-term debt on page F-10 shows maturities totaling $2,183,905 at December 31, 2007.  Please tell us how this reconciles to debt balances on your balance sheet or revise as appropriate.

Response:

We have reviewed and corrected the disclosures to reconcile to the financial statements. The revised disclosure included in the Form 10 Q for the period ended June 30, 2008 is as follows:

 “At June 30, 2008 the scheduled future principal maturities for all notes are as follows:

Year Ending

June 30	Amount
2009	488,920
2010	375,379
2011	300,042
2012 thereafter	3,860,024

Note 4 – Capital Stock, page F-10

Comment #17:

Please revise your disclosure related to the issuance of shares for services to indicate how each issuance was valuated.  For example, such disclosure might indicate that the shares where valued based on market price on the date of issuance.

Response:

We have revised our disclosures included in the Form 10 Q for the period ended June 30, 2008 to indicate that the shares issued for services were valued on the market prices as of the date of issuance. The revised disclosures include:

“During 2005 the Company completed an offering of 11,128,000 common shares for cash.  Included as part of the sale were warrants to purchase 11,128,000 common shares at any time before June 23, 2010 at an exercise price of $0.35. As of the date of this report none of the warrants had been exercised and no value has been recognized.

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During 2005 the Company issued 624,000 common shares for service and expenses at $0.30 per share and during 2006, 6,940,000 common shares for services at $0.15 per share.

In the first three months of 2008, 220,000 shares of stock were issued for directors’ fees and stock bonuses to two key employees.  These shares were valued based on the market price as of the date of issuance.

Note 5 – Significant Transactions with Related Parties, page F-11

Comment #18:

Please clarify your intended meaning of the statement “The affiliation resulted by common officers of the affiliates and the Company.”

Response:

We have revised our footnote disclosure included in the Form 10 Q for the period ended June 30, 2008, which reads as follows:

The affiliation resulted by common ownership of the affiliates by officers of the Company.

Comment #19:

Please tell us whether the counterparties to the no-interest demand loans disclosed here are significant shareholders.  If so, please tell us how you have considered imputing interest as a capital contribution under SAB Topic 5T.

Response:

The Company accounts for the no-interest demand loans from affiliates or significant shareholders in accordance with APB 21 and disclosure provisions of SFAS 57.  Accordingly, no interest is imputed and recognized as a capital contribution under SAB 5T.  A summary of the disclosures is as follows:

“Officer-directors and their controlled entities have acquired 29% of the outstanding common stock of the Company, and during 2006 salaries were $314,300.  For the year ended December 31, 2007 the Company paid $307,154 in salaries.

As of June 30, 2008, the Company had a no interest demand loan due from an affiliate of $90,600, and no interest demand loans due from related parties of $251,618.  All are scheduled for payoff in 2008.

The affiliation resulted by common ownership of the affiliates by officers of the Company.”

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Note 6 – Sale of Assets and Operations of Crossroads Convenience Center LLC, pg F-12

Comment #20:

Please revise your disclosure here to present details of the transaction similar to that presented on page 5 of your filing.  Your current financial statement disclosure is inadequate.

Response:

We will revise the footnote disclosure on page F-12 to present details of the transaction similar to that presented on page 5.

Comment #21:

Please explain to us why you have not presented the operations of Crossroads Convenience Center as a discontinued operation for fiscal 2006.

Response:

Upon further review of SFAS 144, we agree that the sale of the Crossroads Convenience Center (“CCC”) operations should have been presented as discontinued operations.  The financial statements will be restated to reflect this change in an amendment to the Form 10 K filing.  In addition to the tabular presentation of financial data in the notes and the statement of operations, we will also expand the disclosure as follows:

6. SALE OF ASSETS AND OPERATIONS OF CROSSROADS CONVENIENCE CENTER LLC.

On October 31, 2006 Crossroads Convenience Center LLC (“Crossroads” or “Seller”), a wholly-owned subsidiary of Great American Family Parks, Inc (“Great American” or “the company”), entered into an asset purchase agreement (the “Agreement”) with Idaho Center Chevron, Inc. (“Idaho Center” or “Buyer”) pursuant to which Idaho Center purchased the business and assets of the convenience center, Chevron gas station business owned by Crossroads, other than real estate.  Such assets consisted of the fuel and retail facility located next to The Idaho Center, a regional entertainment complex in the Boise, Idaho metropolitan area, as well as all of the property owned or leased by the Company that was used in connection with the business.

The purchase price for the business assets and operations was $600,000, consisting of $300,000 in cash and a secured conditional promissory note in the amount of $300,000 (the “Note”).  The Note has a term of five years and bears interest at the rate of eight percent per annum.  The Note was issued jointly by the Buyer and Richard Swensen and is secured by 300,000 shares of common stock of the Company owned by Mr. Swensen 270,000 shares of which were delivered at closing and an additional 30,000 shares were delivered within two weeks of closing.  Seller may sell the stock at any time to cover the Note.

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The Agreement also included an option to purchase the permanent assets, land and real property owned by Crossroads located at 5950 East Franklin Road in Nampa, Canyon County, Idaho for a purchase price of approximately $2,400,000. During November and December of 2006, the option was exercised and the Company completed the sale of the real property, and received net proceeds of $1,348,186.41 on January 5, 2007.

Crossroads Convenience Center LLC discontinued business activity as of October 31, 2006. The facility was rented to the buyer(s) until exercise of the option and closed as of December, 2006.”

Comment #22:

Please explain to us how the property sold under the option agreement for $2.4 million differs from the property described in the second paragraph of the disclosure related to this sale on page 5.

Response:

The sale was a bifurcated sale. The operation and personal property assets were sold on October 31, 2006. The buyers of the operation were given an option to acquire the structure and real property for $2.4 million, which was sold at the end of December and the proceeds were received on January 5, 2007.

Comment #23:

Please tell us and revise your disclosure to indicate the gain or loss on the transaction, and how such amounts were determined.  Please also indicate how you determined the period(s) in which to recognize such gain or loss.

Response:

Please see explanation above. The first sale of business assets and operations was completed October 31, 2006. The option was exercised at the end of December and substantially completed with the title company. All was completed in December 2006 except the final disbursement.

Comment #24:

Please explain to us how you have reflected these transactions in your statement of cash flows and why such treatment is correct under US GAAP.  Also, please explain to us how the amounts presented under “Sale of Assets – Net” in Other Income/Expense on your Consolidated Statements of Operations for both fiscal years relates to the amounts presented in your cash flow.  Further, please explain to us how you determined the gain/loss should be a non-operating item.

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Response:

The amount reflected in the statement of cash flows is the net cash received by the Company upon the sale of the convenience store asset.  We note that the note receivable arising from this non-cash transaction should not have been presented in the investing activities section.  The footnotes have been expanded and the cash flows will be restated to be consistent. Such disclosure will be presented with supplemental disclosure requirements for non-cash investing and financing activities. The Statement of Cash Flows will be revised to reflect this change in future filings.  The sale of the convenience store should have been presented as a discontinued operation in the financial statements.

Note 7 – Purchase of tempSERV Assets, Now Renamed Park Staffing Services, LLC, page F-13

Comment #25:

Please reconcile your disclosure on page 7 that indicates the purchase price of tempSERV assets was $1,162,500, consisting of $600,000 in cash, a promissory note in the principal amount of $562,500, and a warrant to purchase 6,000,000 shares of your common stock at a price of $0.05 per share with your disclosure here that indicates such considerations aggregated $1,285,183, consisting of $522,683 in cash, and a promissory note in the principal amount of $762,500.

Response:

We have revised the disclosure in the condensed financial statements included in the June 30, 2008 Form 10 Q.  We also corrected a typographical error on the total number of warrants from 6,000,000 to 5,000,000.  We have also expanded our disclosure on the accounting for the contingent warrant consideration.  A summary is as follows:

“6.     ACQUISITION OF TEMPSERVE ASSETS, NOW RENAMED PARK STAFFING SERVICES, LLC

On September 30, 2007, the Company entered into an Asset Purchase Agreement with Computer Contact Service, Inc. (“CCS”), Stanley Harper and Troy Davis to acquire substantially all of the assets of tempSERV (now renamed Park Staffing Services, LLC) (“Park Staffing Services”), a division of CCS.

Park Staffing Services, which is located in Bakersfield, California, provides temporary industrial, construction, service, and clerical staffing services nationwide.  In addition to the more traditional functions job placement, payroll and personnel administration, Park Staffing Services provides screening, testing, counseling and supervision of its placements.

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The acquisition was completed on September 30, 2007.  Assets acquired by the Company pursuant to the Agreement include: (i) certain fixed assets, equipment, fixtures, leasehold improvements located at tempSERV’s office in Bakersfield, California; (ii) certain intellectual property of tempSERV; (iii) the goodwill of tempSERV; (iv) certain contracts related to the assets acquired by the Company.

The consideration for the assets acquired by the Company was an aggregate of $1,284,683, consisting of $522,683 in cash, a warrant to purchase 5,000,000 shares of common stock at $0.055 per share, and promissory notes in the principal amount of $762,500 shall be paid out of the cash flow of Park Staffing Services in 36 equal monthly installments, in the amount of $17,292.41 each, commencing on January 1, 2008, and continuing through December 1, 2010.  The warrant is exercisable for all or a portion of the shares at the option of the holder and transferable at any time of from time to time on or after the date on which the warrant is issued, provided that annual revenue generated from Park Staffing exceeds $7 million, and that each transfer of shares does not result in the annual sale of more than 25% of the aggregate number of shares issuable upon exercise of the warrants.  Since this grant is contingent upon the occurrence of a future event which is not certain to occur, no amounts have been recognized in connection with this arrangement.  When the earn out provision has been met, the Company will recognize the value of the consideration at that time as additional goodwill.  The Company has estimated the value of the warrants to be approximately $272,528 and was valued using the Black Scholes pricing model as calculated by Intangible Appraisers, Inc.  The underlying assumptions used were:  grant date fair value of $0.1050, exercise price of $0.055, risk free rate of 4.23%, volatility of 138.53% and term of 5 years.

The purchase price was allocated as follows:

Cash	$25,000
Prepaid deposit and insurance	97,683
Furniture and fixtures	50,000
Goodwill	671,000
Continuing contracts	391,000
Covenant not to compete	50,000
Total assets acquired	1,284,683
Note payable-Computer Contract Service Inc	(562,500)
Note payable-EDLA LLC	(200,000)
Total liabilities assumed	(762,500)
Net assets acquired	$522,183

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The scheduled future principal maturities for the notes are as follows:

Year Ending
June 30,	Amount
2009	$321,466
2010	194,772
2011	105,246

Comment #26:

If you did indeed issue warrants with this transaction, it appears from your disclosure on page 7 that you have ascribed no value to the 6,000,000 warrants issued.  Please explain to us how you concluded such warrants had no value and your basis in GAAP for doing so.

Response:

Please refer to item 25.

Comment #27:

As a related matter, should you conclude the warrants should be valued at an amount greater than $0, please revise your asset allocation, balance sheet presentation, and related disclosure accordingly.

Response:

Please refer to item 25.

Comment #28:

Please revise your asset acquisition as presented here to separately state goodwill and intangible assets, and to describe the intangible asset acquired.

Response:

Please refer to item 25.

Comment #29:

Please revise to provide all disclosures required by paragraphs 51 to 57 of SFAS 141.

Response:

We have revised our disclosure in the June 30, 2008 Form 10 Q to present the certain items required pursuant to SFAS 141.  To the extent we were unable to obtain the historical results of operations prior to our purchase of certain assets; we have so disclosed that the proforma information was not presented as the information was not available.

Comment #30:

Please tell us what consideration you gave to providing the segment disclosures required under SFAS 131 for your staffing and theme park operations.

Response:

On a prospective basis, Segment disclosure is now included in all reports.

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8.

BUSINESS SEGMENTS

We manage our operations on an individual location basis. Discrete financial information is maintained for each park and provided to our corporate management for review and as a basis for decision-making. The primary performance measures used to allocate resources are park earnings before interest, tax expense, depreciation and amortization (Park EBITDA) and free cash flow (Park EBITDA less capital expenditures). All of our entities provide similar products and services through a similar process to the same class of customer through a consistent method. We also believe that the parks share common economic characteristics. As such, we have only two reportable segments – operation of theme parks and park staffing.  The following tables present segment financial information and a reconciliation of the primary segment performance measure to loss from continuing operations before income taxes.

Three Months Ended			Corporate &
June 30,	Theme Parks	Park Staffing	unallocated	Total
2008
Net revenue	$1,205,901	$2,113,135	$-	$3,319,036
Income from operations	266,598	264,006	(333,793)	196,811
Income before provision for income taxes	(64,564)	166,077	(60,455)	41,058

2007
Net revenue	$1,060,212	$-	$-	$1,060,212
Income from operations	264,435	-	-	264,435
Income before provision for income taxes	-	-	-	-

Six Months Ended June 30,
2008
Net revenue	$1,588,129	$4,545,205	$-	$6,133,334
Income from operations	463,984	279,449	(338,411)	405,023
Income before provision for income taxes	29,069	132,328	(68,030)	93,367

2007
Net revenue	$1,598,140	$-	$-	$1,598,140
Income (Loss) from operations	(311,279)	-	600,701	378,009
Income before provision for income taxes	(167,345)	-	426,497	259,152

Total Assets	Jun 30, 2008	Dec 31, 2007
Theme Parks	$4,736,322	$2,489,630
Park Staffing	1,795,457	1,984,603
Corporate and unallocated	3,900,544	3,922,809
Total assets	$10,432,323	$8,397,042

Note 8- Earnings Per Share, page F-13

Comment #31:

It appears diluted earnings per share for 2007 should round down to $0.00 per share.  Please revise or advise as appropriate.

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Response:

We have revised our presentation in the June 30, 2008 Form 10 Q to state the following:

NET LOSS PER COMMON SHARE

Basic and diluted

$0.00

$0.00

$0.00

$0.00

*Amounts are less than $.01 per share due to rounding

WEIGHTED OUTSTANDING SHARES – (stated in 1,000’s)

Basic	52,106	51,887	52,106	51,887
Diluted	65,293	65,074	65,293	65,074

Comment #32:

Please revise your footnote disclosure to indicate the number of potentially dilutive securities excluded from your calculation of diluted earnings per share as they are anti-dilutive.  If no securities have been excluded, so state.

Response:

We agree that the footnote disclosure in the Company’s Form 10 KSB was deficient and will be included in a future amendment filing.

We have revised our policy in the June 30, 2008 Form 10 Q to state the following:

Basic and Diluted Net Income (loss) Per Share:  Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding.  Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise any common share rights unless the exercise becomes anti-dilutive and then only the basic per share amounts are shown in the report.

Basic and diluted net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding in each period. Potentially dilutive shares, consisting of 18,187,200 warrants, are not included in the calculation of diluted income (loss) per share because their effect is anti-dilutive.

OTHER

Comment #33:

Please revise to provide the disclosure required by SFAS 109.

Response:

We agree that the footnote disclosure in the Company’s Form 10 KSB was deficient and will be included in a future amendment filing.  Such disclosure will include the income tax provisions, benefits realized due to utilization of tax assets (NOL), deferred tax assets and liabilities, valuation allowance and changes to the valuation allowance for the required period(s).

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Item 8A. Controls and Procedures, page 16

Comment #34:

Please tell us how you have complied with the requirements of Item 307 of Regulation S-B to disclose the conclusions of your officers regarding the effectiveness of your disclosure controls and procedures.  If you have not done so, please file an amendment to your form 10-KSB, taking into consideration the requirements of SEC Release 33-8867 regarding Small Reporting Companies, to include such an assessment.

Response:

In response to the Staff’s comment, the Company intends to revise its disclosure under Item 8A to indicate the conclusions of our officers regarding the effectiveness of our disclosure controls and procedures.  Our revised disclosure is as follows:

We are responsible for establishing and maintaining adequate internal control over financial reporting in accordance with Exchange Act Rule 13a-15. With the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2007, to ensure the timely collection, evaluation and disclosure of information relating to our company that would potentially be subject to disclosure under the Securities and Exchange Commission rules and forms.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Item 14. Principal Accountants’ Fees and Services, page 24

Comment #35:

Please revise your fee disclosures to include fiscal year 2007.

Response:

“The aggregate fees billed by Madsen & Associates, Inc., Certified Public Accountants for the audit and review of our annual financial statements and services that are normally provided by an accountant in connection with statutory and regulatory filings or engagements for the fiscal years ended December 31, 2007, 2006 and 2005, were approximately $ 25,000, $25,000 and $25,000, respectively.”

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We have attempted to address all issues that you have raised and have tried to focus on using the comments to improve the reports and to utilize the format in the future. Thank you for explaining the process and what should be the outcome.

If we can further clarify or provide any additional comments and or changes, please contact us.

Respectfully Submitted,

/s/ Richard W. Jackson

Richard W. Jackson

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